ALLBRITTON COMMUNICATIONS COMPANY

1000 Wilson Boulevard, Suite 2700

Arlington, VA 22209

February 6, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Allbritton Communications Company
Form 10-K for Fiscal Year Ended September 30, 2011
File No. 333-02302

Dear Mr. Spirgel:

This letter sets forth the responses of Allbritton Communications Company (the “Company”) to the comments made in your letter to Stephen P. Gibson, dated January 30, 2012. Each of the Company’s responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following.

Form 10-K for the Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 43

1. Please clarify and disclose if under any of the company’s existing borrowing agreements whether Perpetual (or another related party entity) directly or indirectly provides guarantees that obligate it to transfer funds to the company or make payments upon the occurrence of specified events or financial changes. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

There are no direct or indirect guarantees provided by Perpetual or any other related party entities under any of the Company’s borrowing agreements. Therefore, we do not believe any additional disclosure is necessary.

Mr Larry Spirgel

United States Securities and Exchange Commission

February 6, 2012

2. Furthermore, in regards to your new senior notes please disclose the specific terms of material debt covenants, including required financial ratios, if any. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

We have historically disclosed the restrictive covenants that limit certain potential activities of the Company under the terms of our old senior subordinated notes (which have been repaid), our new senior notes and our senior credit facility. The new senior notes contain no significant changes in covenants as compared to the preceding senior subordinated notes. In addition, the new senior notes do not contain any financial maintenance covenants or ratios. We have reviewed our existing disclosure, and we intend to modify it as follows in our subsequent filings, beginning with our Form 10-Q for the Quarter Ended December 31, 2011, in order to enhance the clarity of the related disclosure:

Under the borrowing agreements for each of our senior notes and senior credit facility, we are subject to restrictive covenants that place limitations upon payments of cash distributions, dividends, issuance of capital stock, investment transactions, incurrence of additional debt or obligations and transactions with affiliates. Our senior credit facility contains the most restrictive covenants and limitations of this nature. In addition, under the senior credit facility, we must maintain compliance with certain financial covenants. There are no such financial maintenance covenants under the terms of our senior notes. Compliance with the financial maintenance covenants under our senior credit facility is measured at the end of each quarter, and as of December 31, 2011, we were in compliance with those financial covenants. We are also required to pay a commitment fee ranging from 0.375% to 0.500% per annum based on the amount of any unused portion of the senior credit facility.

In addition to the above paragraph, which contains additional clarifying disclosure, we will continue to disclose whether we are in compliance with our financial maintenance covenants as well as the specific ratio requirement and the supporting computations related to the most restrictive financial maintenance covenant under our senior credit facility.

In connection with our responses, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Mr Larry Spirgel

United States Securities and Exchange Commission

February 6, 2012

If you have any questions regarding this letter, please contact me directly at (703) 647-8700.

Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson

Senior Vice President and Chief Financial Officer

cc:	Mr. Robert Littlepage, United States Securities and Exchange Commission
cc:	Mr. Joe Cascarano, United States Securities and Exchange Commission
cc:	Mr. Carlos Pacho, United States Securities and Exchange Commission